FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)
Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION
Date: October 28, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

September 30, 2004	Report to Shareholders
Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

October 27, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	September 30,	December 31,
	2004	2003
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$82,574	$105,465
Accounts and other receivables	6,235	3,213
Inventories	5,540	5,623
	94,349	114,301

Property, plant and equipment	53,736	23,784
Mineral properties and deferred development	22,593	32,287
Investments and advances	1,224	1,258
	$171,902	$171,630

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$6,033	$7,164
	6,033	7,164

Asset retirement obligation	7,494	7,172
Contractual severance obligation	557	318
Deferred gain (loss)	-	(329)
Future income taxes	3,007	3,830
	17,091	18,155

SHAREHOLDERS' EQUITY
Share capital (Note 3)	446,113	444,665
Contributed surplus	1,094	1,094
Stock based compensation	4,985	1,418
Deficit	(297,381)	(293,702)
	154,811	153,475
	$171,902	$171,630

Approved by the Board	Approved by the Board

"Robert Gilmore"	"Paul N. Wright"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Gold sales	$8,702	$9,449	$24,569	$27,637
Interest and other income	454	392	1,786	1,000
	9,156	9,841	26,355	28,637
Expenses
Operating costs	6,651	6,052	18,166	16,887
Depletion, depreciation and amortization	1,125	2,628	3,248	7,757
General and administrative	1,437	1,035	3,806	3,064
Exploration expense	1,256	519	2,981	1,139
Interest and financing costs	25	189	25	569
Loss on repayment of convertible debenture	-	227	-	227
Stock based compensation expense	117	180	3,567	1,095
Accretion expense	107	102	322	305
Gain on disposal of investments and advances	(1)	-	(38)	-
Writedown of investments and advances	-	(48)	-	46
Foreign exchange loss (gain)	(1,600)	484	351	(4,252)
	9,117	11,368	32,428	26,837

Profit (loss) before income taxes	39	(1,527)	(6,073)	1,800

Taxes
Current	(324)	(104)	1,579	(305)
Future	(1,058)	-	815	-
Net income (loss) for the period	$(1,343)	$(1,631)	$(3,679)	$1,495

Deficit at the beginning of the period:	(296,038)	(245,543)	(293,702)	(248,669)

Deficit at the end of the period	$(297,381)	$(247,174)	$(297,381)	$(247,174)

Weighted average number
of shares outstanding	254,940,553	223,018,742	254,626,427	215,291,902

Basic and Diluted Income (loss) per share - U.S.$	$-	$(0.01)	$(0.01)	$0.01
Basic and Diluted Income (loss) per share - CDN.$	$-	$(0.01)	$(0.02)	$0.02

Eldorado Gold Corporation
(Expressed in thousands of U.S. dollars)
Consolidated Statements of Cash Flows
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss) for the period	$(1,343)	$(1,631)	$(3,679)	$1,495
Items not affecting cash
Depletion, depreciation and amortization	1,125	2,628	3,248	7,757
Future income taxes	1,058	-	(815)	-
Interest and financing costs	-	41	-	127
Loss on repayment of convertible debenture	-	227	-	227
Writedown of investments and advances	-	(48)	-	46
Amortization of hedging (gain ) loss	-	(560)	329	(1,875)
Stock based compensation expense	117	180	3,567	1,095
Contractual severance expense	80	-	239	-
Accretion expense	107	102	322	305
Foreign exchange loss (gain)	(200)	326	985	(5,163)
	944	1,265	4,196	4,014
(Increase) in accounts receivable	(2,090)	(237)	(3,022)	(1,116)
(Increase) decrease in inventories	(198)	(134)	83	(461)
(Decrease) Increase in accounts payable and accrued liabilities	1,188	921	(1,131)	706
	(156)	1,815	126	3,143
Cash flow from investing activities
Property, plant and equipment	(4,983)	(2,804)	(23,094)	(7,169)
Mineral properties and deferred development	(129)	(1,227)	(412)	(2,923)
Investments and advances	-	-	(35)	(136)
Proceeds from disposals of investments and advances	-	91	69	91
	(5,112)	(3,940)	(23,472)	(10,137)
Cash flow from financing activities
Repayment of convertible debentures	-	(7,150)	-	(7,150)
Issue of common shares:
Voting - for cash	878	53,356	1,448	56,517
	878	46,206	1,448	49,367
Foreign exchange gain (loss) on cash held in foreign currency	210	(324)	(993)	5,195
Net Increase (decrease) in cash and cash equivalents	(4,180)	43,757	(22,891)	47,568
Cash and cash equivalents at beginning of the period	86,754	41,438	105,465	37,627
Cash and cash equivalents at end of the period	$82,574	$85,195	$82,574	$85,195

Supplemental cash flow information
Interest paid	$-	$246	$-	$541
Income tax paid	$10	$-	$84	$15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

1.

Nature of Operations

Eldorado Gold Corporation (“Eldorado”, “the Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil. Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Earnings (loss) per share

Earnings or loss per common share is calculated using the weighted average number of common shares outstanding during each period. Diluted earnings or loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use the proceeds to purchase its common shares at their average market price during the period.

3.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  The details of the common shares issued and outstanding are as follows:

2004	Shares Issued	Amount

Shares at beginning of the year	253,961,176	$444,665
Shares for exercised stock options	1,517,500	1,419
Shares for cash consideration - Warrants	10,100	32
Shares issue costs for cash consideration - Financing	-	(3)
Shares at September 30, 2004	255,488,776	$446,113

(b)      Share option plan

As at September 30, 2004, the Company has a share option plan as described in the most recent annual financial statements of the Company. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2004 for the plans  was $3,567.

In accordance with the terms of the Employee Incentive Stock Option Plan (the “Plan”) the Board of Directors and the Toronto Stock Exchange approved an amendment to the Plan increasing the reserve of Common Shares for issuance pursuant to the Plan from 10,200,000 to 12,741,463, effective May 13, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

A summary of the terms and status of Company’s outstanding options at September 30, 2004 and the changes for the period ending on that date is presented below:

	Nine months ended
	September 30, 2004
Options	Outstanding	Weighted average
	Options	exercise price - Cdn.$

Outstanding at the beginning of the period	3,355,500	1.82
Granted	3,685,000	3.67
Exercised	(1,517,500)	1.22
Outstanding at the end of the period	5,523,000	3.22

Options exercisable at period end	4,634,666	3.20

3.  Share Capital (continued)

The following table summarizes information about share options outstanding as at September 30, 2004.

Number Outstanding At September 30, 2004	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price - Cdn$

10,000	0.33	0.80
95,000	1.82	0.39
364,000	2.70	1.09
1,404,000	3.70	2.85
3,650,000	4.36	3.67
5,523,000	4.03	3.22

The following table summarizes information about the warrants outstanding as at September 30, 2004.

Number Outstanding At September 30, 2004	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price - Cdn$
12,442,650	0.90	4.10
12,442,650	0.90	4.10

On August 16, 2004 the expiry date of the warrants issued in connection with the completed financing of August 25, 2003  was extended from August 25, 2004 to August 25, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

Segmented Information

All of Eldorado’s operations are related to the gold mining industry. Eldorado had one producing mine, São Bento, and has assets located in South America, Turkey and Australia. In 2003, the Company began exploration activities in China.

	Three months		Nine months
	ended September 30, 2004 (unaudited)	ended September 30, 2003 (unaudited)	ended September 30, 2004 (unaudited)	ended September 30, 2003 (unaudited)

Gold sales
São Bento Mine	$8,702	$9,449	$24,569	$27,637
	8,702	9,449	24,569	27,637

Operating costs
São Bento Mine	6,651	6,052	18,166	16,887
Accretion expense	107	102	322	305
	6,758	6,154	18,488	17,192

Depletion, depreciation and amortization
São Bento Mine	1,045	2,729	3,133	7,644
	1,045	2,729	3,133	7,644

Corporate expenses, net of interest and other income	513	(1,442)	(2,473)	1,279
Exploration expense	(1,256)	(519)	(2,981)	(1,139)
Stock based compensation	(117)	(180)	(3,567)	(1,095)
Write down of investments and advances	-	48	-	(46)

Profit (loss) before income taxes	39	(1,527)	(6,073)	1,800

Taxes
Current	(324)	(104)	1,579	(305)
Future	(1,058)	-	815	-
Net income (loss) for the period	$(1,343)	$(1,631)	$(3,679)	$1,495

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

Segmented Information (continued)

	Three months		Nine months
	ended September 30, 2004 (unaudited)	ended September 30, 2003 (unaudited)	ended September 30, 2004 (unaudited)	ended September 30, 2003 (unaudited)

Revenues by geographic area
North America	$364	$332	$1,181	$842
South America	8,719	9,507	25,056	27,762
Turkey	73	2	118	33

	$9,156	$9,841	$26,355	$28,637

Net income (loss) by geographic area
North America	$51	$(1,400)	$(6,972)	$1,021
South America	(842)	66	4,565	1,219
Turkey	(524)	(295)	(1,217)	(695)
Australia	(28)	(2)	(55)	(50)
	$(1,343)	$(1,631)	$(3,679)	$1,495

			September 30, 2004 (unaudited)	December 31 2003

Segment assets
São Bento Mine			$46,697	$42,952

Total assets for reportable segments			46,697	42,952

Turkey			46,971	32,287
Other			78,234	96,391
			$171,902	$171,630

Assets by geographic area
North America			$78,170	$91,372
South America			46,756	43,079
Turkey			46,971	37,174
Australia			5	5
			$171,902	$171,630

5.

Subsequent event

On October 27, 2004, the Company entered into a bought deal agreement with a syndicate of underwriters.  The syndicate has purchased 18,000,000 common shares of the Company at a price of CDN$3.75 per common share for a gross proceeds of CDN$67,500.  The Company will grant the underwriters an option, to purchase up to an additional 2,700,000 common shares (CDN$10,275), exercisable at the offering price for a period of 30 days from the closing date.  The offering is expected to close on or about November 12, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

This Management’s Discussion and Analysis (“MD&A”) has been prepared effective October 27, 2004 and contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation (“Eldorado” or the “Company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The MD&A is comprised of ten key sections.  The Overview provides a high level summary of Eldorado’s financial results, operating performance and financial condition.  The Critical Accounting Policy section details the Company’s key accounting policies.  The Critical Estimate section details the key estimates the Company utilizes in determining key financial information.  The financial Results of Operations section provides a detailed analysis of key financial components.  The Review of Operations and Development section provides a detailed analysis of the Company’s operating results at the São Bento mine and a detailed report on the development of the Kisladag Gold Project.  The Summary of Quarterly Results and 3rd Quarter Discussion details the revenue and net income (loss) figures for the past eight reporting quarters with a brief discussion summarizing the 3rd Quarter results. The Liquidity and Capital Resources section describes the Company’s cash position and details the significant factors affecting Eldorado’s operating, investing and financing results.  In the Risks and Uncertainties section, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed.  The Outlook section outlines Eldorado’s key financial and operating plans for the remainder of 2004 and beyond.  Finally the Non-GAAP Measures sections provide definitions for non-GAAP performance measures to reported GAAP measures.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The MD&A reviews the business of Eldorado Gold Corporation and compares its financial results for Q3 of 2004 with those of Q3 of 2003. In order to obtain a comprehensive understanding of the Company’s financial condition and results of operations, it is best to read the MD&A together with the consolidated financial statements and accompanying Notes starting on page 6.

Eldorado’s Consolidated Financial Statements are expressed in United States (“U.S.”) dollars. All monetary amounts in this report are in U.S. dollars except where otherwise indicated.

The Company’s Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada and the United States.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

1.  Overview

Eldorado is a North American based gold producer. The Company owns and operates the São Bento Gold Mine (“São Bento”) in Brazil, develops gold mineralized properties into mines and explores for and/or acquires precious mineral properties for exploration.

The Company continues to be in a strong financial position. At September 30, 2004 it had $82,574 in cash and short-term deposits. Cash is available to fund the construction of the $63 million Kisladag Gold Project in Western Turkey (“Kisladag Project”) and carry out planned exploration. The Company is debt free and production remains unhedged.  Eldorado’s consolidated cash from operations for Q3 2004 was ($156) compared to $1,815 in Q3 2003.  The negative cash flow from operations in Q3 is a direct result of lower gold sales and higher operating costs, offsetting higher gold prices when compared to Q3 2003.

On October 27, 2004, the Company entered into a bought deal agreement with a syndicate of underwriters.  The syndicate has purchased 18,000,000 common shares of the Company at a price of CDN$3.75 per common share for a gross proceeds of CDN$67,500.  The Company will grant the underwriters an option, to purchase up to an additional 2,700,000 common shares (CDN$10,275), exercisable at the offering price for a period of 30 days from the closing date. The offering is expected to close on or about November 12, 2004.

In 2004, the Company achieved two significant milestones at its Kisladag Project, acquisition of all of the private lands required for development of the Kisladag Project and receipt of the Construction Permit  from the Directorate of Public Works – Usak.  The Company had previously purchased all necessary Treasury Land and secured access to Forestry Land.  Successful completion of the private land purchase and receipt of the Construction Permit enables the Company to remain on schedule to commence production late in 2005.  Site activities are underway with road construction, contractors mobilizing to site, water well drilling and electrical powerline construction.

Kisladag will commence production at an annualized rate of 164,000 ounces for its first year increasing in year two to 240,000 oz. annually at a cash operating cost of $165 per ounce for a planned mine life of 14 years.

The following table summarizes the planned performance derived from the updated Feasibility Study completed in May 2004:

Average Annual Gold Production	240,000 ounces
Mine Life	14 years
Initial Capital Cost	$63M
Production Rate	10MT/year
Cash Operating Cost	$165 per ounce
Total Production Cost	$214 per ounce
IRR @$350 per ounce Au	+40%

With Kisladag construction underway, the permitting and engineering expertise in the Company will be focused on  work required to progress our Efemcukuru Project to a construction decision.  Specifically, we intend to complete and submit the Environmental Impact Assessment Report to the Ministry of Environment and Forestry in Q4 2004.

The Shaft Deepening Project (“Shaft Deepening”) continues at the São Bento Mine. Production in Q3 2004 continued to be negatively impacted by the high level of waste handling, poor ground conditions and the presence of the metabasite intrusive that intersects the orebody in the area scheduled for mining.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

The intrusive has also altered the local mineralogy of the ore which is causing higher oxygen and cyanide consumption.  Revised estimates of ore production are 85,000 ounces of gold produced at a cash cost of $290 per ounce for 2004 improving to 94,000 ounces at $265 per ounce in 2005.

2.  Critical Accounting Policies

Eldorado’s accounting policies are described in Note 2 to the Consolidated Financial Statements.  Management considers the following policies to be critical in understanding the judgments that are involved in preparing Eldorado’s Consolidated Financial Statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

In preparing the Company’s financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration costs and related obligations.

Revenue Recognition

Eldorado recognizes revenue under the sales method.  The sales method recognizes gold sales when delivery is made and title to the refined gold passes to the purchaser.

Property, Plant and Equipment / Exploration and Development

In accordance with its accounting policies in these areas, Eldorado capitalizes costs incurred on a property after it has been established that there is a mineral resource on a property.  Upon commencement of production, capitalized costs for assets in use are subject to depreciation and depletion over their estimated useful lives.

Management’s estimates of mineral prices, recoverable proven and probable reserves, resources, operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes in these factors could occur, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred.  A liability is recorded for the present value of estimated closure costs and is added to the related asset.  The related asset is then amortized over the remaining life of the asset and accretion expense relating to the liability is recognized using a credit-adjusted risk-free interest rate. The Company regularly reviews the adequacy of Eldorado’s asset retirement obligations based on Eldorado’s current estimates of future costs.

Stock Based Compensation

The Company uses the fair value accounting based method for stock options.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

3.

Critical Accounting Estimates

The Company, in assessing the carrying values of its properties, utilizes three critical accounting estimates as follows:

Reserves and Resources

Proven and probable reserves are determined in accordance with National Instrument 43-101 (“NI 43-101”).

Gold Price

The Company estimates the future price of gold based on historical trends and published forecasted estimates.  Presently the Company’s five-year plan assumes the following prices:

	2004	2005	2006	2007	2008

Gold price (US$ per ounce)	400	400	375	375	375

The resulting average price is $385 per ounce.

Operating Costs

The Company reports its operating costs in accordance with the Gold Institute Standard. Future operating costs however include estimates of currency foreign exchange and inflation trends.

4.  Consolidated Financial Results of Operations

Net income (loss)

	Q3	Q3
	2004	2003

Net Income (loss)	$(1,343)	$ (1,631)

The net loss reported by the Company in Q3 2004 results primarily from lower sales volumes, higher operating costs per ounce and higher gold prices for Q3 2004 compared to Q3 2003.

Revenues

The Company’s revenues consist of sales of gold bullion. Gold bullion is sold to a number of financial and trading institutions.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Revenue	Q3	Q3
	2004	2003

Gold	$ 8,702	$ 8,889
Effects of Hedging	-	560
Total Gold Sales	$ 8,702	$ 9,449

Interest and other income	454	392
	$ 9,156	$ 9,841

Gold Sold
Ounces	21,732	24,850
Realized Price ($ per ounce)	400	358

Gold production decreased by 8.3% compared to Q3 2003.  This is due to the continued interference with production as a result of the shaft deepening activities and infrastructure development at depth. The Company expects this trend to continue through 2004 at which time ramp development will be completed allowing for reduced waste haulage and repositioning of equipment to mining activities.  It is expected upon completion of the Shaft Deepening that production will increase.

In 2001, the Company liquidated its gold hedge position and remains unhedged. The Company continues to sell its gold production at spot prices and anticipates a strong gold price throughout fiscal 2004. The Company is forecasting an average gold price of $400 per ounce. in 2004.

Revenue includes a hedging gain in Q3 2003 of $560. The hedging gain results from the liquidation of a portion of the Company’s hedge book in the years 1998 through 2001. The hedging amortization was completed in Q1 2004.

Interest and Other Income

Interest and other income for Q3 2004 was $454, compared with $392 in Q3 2003 and results primarily from investment of the Company’s cash holdings.

Expenses

	Q3	Q3
	2004	2003

Operating costs	$ 6,651	$ 6,052
Depletion, depreciation and amortization	1,125	2,628
General and administrative	1,437	1,035
Exploration expense	1,256	519
Foreign exchange loss (gain)	(1,600)	484
Stock based compensation expense	117	180
Other	131	470

	$ 9,117	$11,368

Operating costs are all related to São Bento.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Operating Cost Summary
	Q3	Q3	Nine months	Nine months
	2004	2003	2004	2003
Ounces	21,399	23,327	60,564	71,930
Cash Operating Cost ($ per ounce)	295	245	291	231
Total Cash Cost ($ per ounce)	303	253	298	237
Total Production Cost ($ per ounce)	348	383	354	357

Gold Sold & GAAP Reconciliation (1)
Ounces sold	21,732	24,850	61,949	73,072
Realized Price ($ per ounce)	400	358	402	353
Operating costs per Income Statement ($000)	6,651	6,052	18,166	16,887
GAAP reconciling items ($000)	(235)	36	(140)	(7)
Cash Operating Cost ($000)	6,416	6,088	18,026	16,880
Cash Operating Cost ($ per ounce)	295	245	291	231
Note 1: For more details see Section 10. Non-GAAP Measures

Depreciation, depletion and amortization expenses for mining assets are recorded on the life-of-mine method. Other assets are depreciated over their estimated useful lives.  The decrease in depreciation, depletion and amortization expense in Q3 2004 is a reflection of the substantial non-cash write-down recorded on São Bento in fiscal 2003.

 Higher corporate administration expense in 2004 reflects additional administration support required as the Company increases development activity. Increased corporate activity dedicated to growth initiatives required additional staffing.

The total amount spent on exploration in Q3 2004 is comprised of $615 relating to Turkey, $376 for Brazil and $265 in China including general head office exploration department costs. Significant progress was made during the third quarter in advancing the Company’s exploration properties in Brazil and Turkey.  Soil surveys, geological mapping, and rock chip sampling were done at four properties in Turkey and three in Brazil.  The purpose of this work is to define drill targets for Q4 2004, Q1 2005 and Q2 2005.

The foreign exchange gain experienced in Q3 2004 is a result of the Canadian dollar strengthening against the US dollar for Canadian funds held.

The Company uses the fair value accounting based method for stock options resulting in stock compensation expense of $117.

Income Taxes

Current tax expense for Q3 2004 was $324 compared to current tax expense of $104 in Q3 2003.

The future tax expense for Q3 2004 of $1,058 is a result of Brazilian currency (“Real”) appreciation during Q3 2004.

Related Party Transactions

The Company has no related party transactions to report.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

5.  Review of Operations and Development

São Bento

Production Highlights
	Q3	Q3	Nine months	Nine months
	2004	2003	2004	2003
Gold Production
Sao Bento Mine, Brazil
Ore tonnes	100,703	93,824	275,884	280,425
Grade (grams/tonne)	8.27	9.31	8.27	9.27
Ounces	21,399	23,327	60,564	71,930

Higher cash costs per ounce in 2004 are primarily a result of lower production levels. As the mine deepens and moves further away from the existing bottom of the shaft at the 23rd level, it becomes more challenging to sustain historical ore production levels.  In order to address this issue, the Company commenced the Shaft Deepening . The Company expects the deepened shaft to be commissioned in Q2 2005. The concrete lined shaft will be deepened by 370 meters from the 23rd level to the 28th level at an approximate cost of $12,000. This shaft deepening will provide a bottom working elevation approximately 1,300 meters below surface at the mine’s 28th level.

For the first nine months of 2004 the grade of ore mined was lower than the grade mined for the first nine months of 2003 (8.27 g/t vs. 9.27 g/t) due to dilution.  This was a result of poor ground conditions at the 26th  and 27th  levels associated with the presence of a metabasite intrusive that intersects the orebody at the area scheduled for mining at those levels in 2004. The intrusive has also altered the local mineralogy of the ore, which is causing higher oxygen and cyanide consumption at the processing plant.  In Q3 2004 São Bento mined 100,703 tonnes of ore at a grade of 8.27 grams per tonne compared to 93,824 tonnes of ore in Q3 2003 at a grade of 9.31 grams per tonne. Mining is taking place below the existing shaft bottom, restricting our ability to sustain historical production levels.  Furthermore the waste generated by the activities associated with the Shaft Deepening is temporarily contributing to the congestion on the underground haulage system.  The Company expects an improvement in mine performance once the shaft deepening is completed in Q2 2005.

Lower gold production levels, higher oxygen and cyanide consumption and increased energy costs resulted in higher cash costs per ounce.  Lower gold production was a direct consequence of lower ore production coming from the underground mine as a result of the Shaft Deepening.  The Brazilian Real appreciated from an average of 3.13 Real/U.S. dollar in the first nine months of 2003 to an average of 2.97 Real/U.S. dollar in the first nine months of 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Sao Bento Gold Production Summary
	Q3	Q3	Nine months	Nine months
	2004	2003	2004	2003

Direct mining expenses	$289	$245	$286	$224
Inventory change	(2)	(2)	(2)	1
Third party smelting, refining and transportation	7	5	6	5
Vancouver costs	1	(3)	2	1
By-product credits	-	-	(1)	-
Cash operating cost per ounce	295	245	291	231

Royalties and Production taxes	8	8	7	6
Total cash costs per ounce	303	253	298	237

Depreciation, Depletion and Amortization	49	109	52	107
Foreign Exchange (Gain) Loss	(9)	17	(1)	9
Reclamation and mine closure	5	4	5	4
Total production costs per ounce	$348	$383	$354	$357

Kisladag Project

In 2004, the Company achieved two significant milestones at our Kisladag Project.  The Company acquired all of the private lands required for development of our Kisladag Project and received the required Construction Permit from the Directorate of Public Works – Usak.  The Company had previously purchased all necessary Treasury Land and secured access to Forestry Land.  Successful completion of the private land purchase and receipt of the Construction Permit enables the Company to remain on schedule to commence production late in 2005.  Site activities are underway, including road construction, contractors mobilizing to site, water well drilling and electrical powerline construction.

Hatch Engineering have been awarded the contract to carry out the engineering and procurement of the crushing, screening, conveying system as well as the overall site services.  The ADR plant will be purchased as a design supply package.  The administration buildings on site will be designed by local engineers to facilitate local supply.  Merit Consultants have been retained to provide construction management service for the total project including infrastructure projects already underway.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

6.

Summary of Quarterly Results and 3rd Quarter Review

	Q3	Q2	Q1	Q4
	2004	2004	2004	2003
Revenue	$ 9,156	$ 7,259	$ 9,940	$ 9,592
Net income (loss) [1]	$ (1,343)	$ (1,673)	$ (663)	$ (46,529)

Basic (loss) Income per share - U.S.$	-	(0.01)	-	(0.21)
Diluted (loss) Income per share - U.S.$	-	(0.01)	-	(0.21)

	Q3	Q2	Q1	Q4
	2003	2003	2003	2002
Revenue	$ 9,841	$ 9,348	$ 9,448	$ 10,180
Net income (loss) [1]	$ (1,631)	$ 1,447	$ 1,679	$ (1,651)

Basic (loss) Income per share - U.S	(0.01)	0.01	0.01	(0.01)
Diluted (loss) Income per share - U.S.$	(0.01)	0.01	0.01	(0.02)

[1] Net Income (loss) figures have been restated for the quarters to reflect the non-cash year-end adjustments in fiscal 2003.

7.

Liquidity and Capital Resources

Cash and Financial Conditions

Eldorado’s cash position, including term deposits, decreased from $105,465 at December 31, 2003 to $82,574 as at September 30, 2004.  The Company’s working capital was $88,316 as at September 30, 2004 compared with a working capital of $107,137 as at December 31, 2003.  The Company’s cash position decreased by $4,180 from June 30, 2004 due primarily to on-going development expenditures at Sao Bento.

Currently, the Company is debt and hedge free with no off balance sheet financing structures in place. Cash is sufficient to fund initial construction of the Kisladag mine ($63 million), fund the Shaft Deepening and to continue with planned exploration in Brazil, Turkey and China.

Eldorado’s consolidated cash from operations for Q3 2004 was ($156) compared to $1,815 in Q3 2003.  The negative cash flow from operations in Q3 2004 is a direct result of lower gold sales and higher operating costs.

New taxation regulations in Brazil have resulted in the increase in accounts and other receivables.

Investing Activities

During Q3 2004, Eldorado spent $5,112 on investing activities.  Property, plant and equipment expenditures totaled $4,983 of which $4,098 was spent at São Bento and $885 at the Kisladag Project.  In addition $129 was spent on mineral properties and deferred development in Turkey.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Financing Activities

In Q3 2004, stock options were exercised for cash in the amount of $878.  In the past three years, the Company has raised $128,033 net of fees, in public financings, which funds have been used to eliminate debt and fund Eldorado’s ongoing operations and development.

On August 16, 2004 the expiry date of the warrants issued in connection with the completed financing of August 25, 2003 was extended from August 25, 2004 to August 25, 2005.

8.  Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of Eldorado’s exploration and development programs affect its profitability and value. As mines have limited lives based on proven reserves, Eldorado actively seeks to replace and expand its reserves, primarily through acquisitions, exploration and development of its existing operations and recognizance exploration.  Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Capital and Operational

The Company’s exploration development and operations are located in Brazil, Turkey and China and face potential political risks in these territories. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on hiring and training of appropriately skilled personnel and operational improvements, Eldorado works to reduce the risks associated with its projects. The Company maintains adequate insurance to cover normal business risk. The Company has one producing mine.  Any adverse development affecting São Bento would have an adverse effect on the Company’s financial performance.  The Company depends on a number of key employees.  The loss of any one could have an adverse effect on the Company.  The success of the Company depends on attracting and maintaining qualified personnel in a competitive labour environment.

The Company has sufficient financial resources to undertake its presently planned exploration and development program.  Further exploration and development of mineral resource properties or acquisitions beyond this may require additional capital.  Accordingly, the continuing development of the

Company’s projects will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that the Company would be successful in obtaining the required financing.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Environmental

Eldorado’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Eldorado is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Eldorado is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While Eldorado has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change which may restrict the Company’s ability to operate. Eldorado draws on the expertise and commitment of its Management team, its advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of the Company’s business subjects it to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business.  The result of these legal proceedings cannot be predicted with certainty.

Currency Fluctuations

Eldorado’s operates in several jurisdictions namely U.S., Canada, Brazil and Turkey.  The Company is exposed to currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries, namely Brazil, Turkey and China.  These operations are potentially subject to a number of political, economic and other risks.  Eldorado is not able to determine the impact of political, economic or other risks on its future financial position.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

9.  Outlook

The Company anticipates current reserves will sustain operations at São Bento until 2008. In Q3 2004 São Bento produced 21,399 oz. of gold. Continued congestion underground associated with waste development at depth and the Shaft Deepening necessitate a reduction in planned production to approximately 85,000 ounces for the year. Due to this reduction in planned production and other adverse factors as previously noted affecting operations, anticipated cash costs for the year have been upwardly revised to $290 per ounce for 2004, with 2005 production forecast to be 94,000 ounces at $265 per ounce.

The Shaft Deepening at São Bento continues according to plan, which will provide access to reserves and resources at the deeper levels of the Mine. The Company expects to complete the Shaft Deepening in 2005.

The Company anticipates continued advancement of the development of the Kisladag gold mine.  The Company expects to remain on schedule to commence production late in 2005.

Certain litigation continues by third parties against Tuprag and the Turkish Ministry of Forestry and Environment seeking to cancel the Kisladag Environmental Positive Certificate for Kisladag on the basis of an alleged threat to the environment.   The Company is confident with both the methodology of the EIA Report and Tuprag’s compliance with all procedural steps taken in obtaining the EIA Positive Certificate.  The Company continues together with the Ministry to vigorously defend its position and believes that ultimately such litigation shall be successfully defended.

The Company is proceeding with an Environmental Impact Assessment Report for Efemçukuru.  Upon receipt of a positive certificate from the Minister of Environment, the Company plans to commence preparation of a Feasibility Study and continue advancing the permitting required for the construction and operation of the Efemçukuru Project.

Certain litigation continues to be ongoing by third parties against Tuprag and the Turkish Ministry of Energy and Natural Resources seeking to cancel the mineral licence for Efemcukuru on the basis of an alleged threat to the water quality in the local catchment area.  In the course of the litigation against the Ministry and Tuprag concerning Efemcukuru, a lower administrative court has issued an injunction which, while in effect, would bar the commencement of mining activities.  The Company expects that it will prevail in the case. It is not anticipated that a delay in the overall project will result.  Permitting activities are continuing.

Drilling will be performed in Q4 2004 at the Bonfim Project in Brazil and Aydogan Tepe in Turkey, the Company expects results by December 2004.  The IP geophysical program at Bonfim was completed and interpreted. Based on this interpretation, along with geologic mapping and sampling, we have defined a 2,000 meter drill program. This program will test the down plunge extension of the mineralization in the Bonfim mine.  In the Western Pontide district, work was done on Toplak Tepe, Koyulhisar (KK and S zones), and Aydogan Tepe. All of these projects were the subject of soil and rock chip sampling and geologic mapping. At Aydogen Tepe 2,700 meters of trenching followed by an initial drill program of 6 reverse circulation holes will be completed in Q4 2004.

In China, we continue to work on reviewing the three operating mines and one development project identified from the review of China National Gold Corporation’s (“CNGC”) gold assets.  In addition to the CNGC assets identified by Eldorado, the Company has been actively evaluating a number of exploration properties brought to us be various third parties.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

10.  Non – GAAP Measures

The Company has included certain non-GAAP performance measures throughout this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.  Eldorado believes that, in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate Eldorado’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  Set out below are definitions for these performance measures and reconciliation’s of the non-GAAP measures to reported GAAP measures.

Unit costs:

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Reconciliation of Cash Operating Cost per ounce [1]

	Q3	Q3	Nine months	Nine months
	2004	2003	2004	2003
Gold Ounces Sold	21,732	24,850	61,949	73,072

Operating costs per Consolidated Statements of Operations and Deficit	6,651	6,052	18,166	16,887
Royalty expense and Production Taxes included above	(167)	(166)	(470)	(486)
Effects of inventory adjustments	(68)	202	330	479
Cash Operating Cost	6,416	6,088	18,026	16,880
Cash Operating Cost per ounce	295	245	291	231

1 Cash Operating Costs are calculated in accordance with The Gold Institute Standard.
Cash costs are derived from amounts included in the Statement of Operations and include
Sao Bento site operating costs such as mining, processing and administration but exclude royalties, production taxes, depreciation, depletion, amortization and reclamation costs.